FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 10, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Moscow - March 10, 2011 - Wimm-Bill-Dann Foods OJSC (OJSC “WBD Foods” or the “Company” — NYSE: WBD) announces that today it received a Mandatory tender offer (hereinafter — the “MTO”) from Pepsi-Cola (Bermuda) Limited (a wholly owned subsidiary of PepsiCo, Inc.) which owns 76,98% of the Company stake in relation to the acquisition of 10,127,681 (ten million one hundred twenty seven thousand six hundred eighty one) ordinary registered non-documentary shares of the Company (state registration number of the issue 1-01-06005-A) (hereinafter — the “Shares”)

According to the main MTO conditions

a)              Shareholders may accept the MTO within 70 (seventy) days starting from the day the Company received the MTO

b)             consideration to be paid per each surrendered Share is equal to 3,883 rubles and 70 kopeks (three thousand eight hundred eighty three rubles and seventy kopeks) (the payment is secured by Morgan Stanley Bank International Limited and HSBC Bank plc)

Having reviewed terms and conditions of the MTO, the Board of Directors (hereinafter — the “Board”) makes the following recommendations:

The Board recommends that shareholders of OJSC “WBD Foods” (hereinafter — the “Shareholders”) to accept the Mandatory Tender Offer.

The Shares are traded at the following securities trade arrangers:

•                  The Shares are admitted for trades and included in the “B” quotation list of Open Joint Stock Company “RTS Stock Exchange” (date of inclusion in the “B” quotation list - 14 March 2003; date of inclusion in the list “RTS Classica, shares” - 08 April 2002); and

•                  The Shares are admitted for trades without listing and included in the List of non-listed securities of Closed Joint Stock Company “MICEX Stock Exchange” (date of admission for trades — 26 February 2004).

The weighted average price for the Shares determined in accordance with the results of trades of the above-mentioned securities market trade arrangers is less than the price at which Pepsi-Cola (Bermuda) Limited acquired or assumed the obligation to acquire the Shares within six months preceding the date of delivery of the Mandatory Tender Offer to OJSC “WBD Foods”.

The purchase price set forth in the Mandatory Tender Offer for the Shares, amounting to 3,883 roubles and 70 kopeks (three thousand eight hundred eighty three roubles and seventy kopeks), according to the Board’s opinion, is fair and reasonable and complies with the requirements of the JSC Law with regard to the procedure for the determination of the purchase price under a mandatory tender offer.

The Board recommends the Shareholders, when deciding on the acceptance of the Mandatory Tender Offer, to take into account that the market value of the Shares may change in the future within a wide range as it may be affected by multiple factors (including changes in the results of the activities of OJSC “WBD Foods”, changes in the amount of its profits, changes in the Shares free float, changes in general economic conditions, changes in legislation and other circumstances beyond the control of OJSC “WBD Foods”).

No information is disclosed in the Mandatory Tender Offer about the plans of Pepsi-Cola (Bermuda) Limited with regard to OJSC “WBD Foods” and/or its employees.

For further information on terms and conditions of the Mandatory Tender Offer, as well as on the procedure for its acceptance, it is advisable for Shareholders to visit http://campaigns.orientcap.com/Pepsico-Wimm-Bill-Dann.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Dmitry V. Ivanov
		Name:	Dmitry V. Ivanov
		Title:	CFO
Wimm-Bill-Dann Foods OJSC

Date:	March 10, 2011